Exhibit 99.1

Enlivex Announces Reprioritization Plan and Second Quarter 2023 Financial Results

●	The Company intends to increase its existing focus on inflammatory and autoimmune indications. The Company, since its inception, considered the inherent properties of AllocetraTM as an innovative, highly-differentiated modality for immune resolution across a wide variety of inflammatory and auto-immune indications with unmet medical needs that received strong interest from large pharma, physicians and patients.

●	As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company has initiated a clinical program in osteoarthritis, a degenerative disease with low grade inflammation, and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market.

●	The revised strategy is targeted at obtaining topline data readouts from two advanced-stage clinical indications by mid-2025 – (a) a randomized, controlled Phase II trial in 120 patients with sepsis with a targeted topline data readout by the end of Q1 2024, and (b) a randomized, controlled Phase II trial in 120-150 patients with moderate knee osteoarthritis, with a targeted topline data readout by the end of Q2 2025.

●	In the two ongoing oncology clinical trials, 15 patients with advanced malignancies of different origins who were heavily pre-treated with multiple lines of therapy prior to the study, were treated with repeat doses of AllocetraTM given intravenously or intraperitoneally. Most patients received monotherapy treatment and lower doses of AllocetraTM. Results demonstrated acceptable tolerability and safety, allowing the program to proceed to assess the efficacy of AllocetraTM in solid tumor indications in combination with other therapies and at higher doses. Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology that may result in longer clinical development timelines required for regulatory approvals, the Company will cease the internal clinical development of our various oncology indications and plans to seek external collaborations or out-licensing opportunities for its oncology assets.

●	The Company recently dosed the first patient in a Phase I/II investigator-initiated clinical trial of patients with end-stage knee osteoarthritis who had been scheduled for knee replacement surgeries. Patients are offered AllocetraTM to assess the safety of an injection to the knee and as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. The Company is planning, in addition to this Phase I/II trial, to initiate a randomized, controlled Phase II clinical trial in patients with moderate knee osteoarthritis in early 2024. That clinical trial is expected to enroll 120-150 patients and would be double-blinded, controlled and statistically powered to evaluate efficacy as well as safety, and potentially allow the Company to design and initiate a Phase III registrational trial upon its completion.

●	The initiation of the clinical program in osteoarthritis followed preclinical evidence of the potential applicability of Allocetra’sTM mechanism of action to resolve chronic low grade inflammation of joints with osteoarthritis, as well as a substantial recovery in a case of a 70-year old patient who suffered for many years from vanishing bone disease (Gorham-Stout syndrome), which is a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures, resulting in complete destruction and absorption of the patient’s shoulder joint. Despite exhaustive therapeutic attempts, the patient’s disease remained refractory to treatment and continued to deteriorate, with continuous production of synovial fluid, necessitating permanent drainage of the shoulder and, as a consequence, requiring extended hospitalization for a duration of nine months prior to compassionate treatment with AllocetraTM to the shoulder joint. Following five intra-articular AllocetraTM injections, substantial improvement was documented in multiple clinical parameters, including pain and inflammatory cytokines, and the patient was successfully discharged from the hospital. At a two-year follow-up, the improvement in the afflicted shoulder was maintained and no subsequent hospital re-admissions were required.

●	As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company intends to reduce its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025.

Nes-Ziona, Israel, Sept. 11, 2023 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company announced today a strategic reprioritization plan and its financial results for the second quarter ended June 30, 2023.

The Company plans to increase its existing focus on inflammatory and autoimmune indications. The Company, since its inception, considered the inherent properties of AllocetraTM as a new, highly-differentiated modality for immune resolution across a wide variety of inflammatory and auto-immune indications with unmet medical needs that received strong interest from large pharma, physicians and patients.

In addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company has initiated a clinical program in osteoarthritis, a degenerative disease with low grade inflammation, and an indication with a substantial unmet medical need that potentially represents a multibillion commercial market. Within the osteoarthritis program, the Company recently dosed the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. The Company is planning, in addition to this Phase I/II trial, to initiate a randomized, controlled Phase II clinical trial in patients with moderate knee osteoarthritis in early 2024. That clinical trial is expected to enroll 120-150 patients and would be double-blinded, controlled and statistically powered to evaluate efficacy as well as safety, and potentially allow the Company to design and initiate a Phase III registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining topline data readouts from two advanced-stage clinical indications by mid-2025 – (a) a randomized, controlled Phase II trial in 120 patients with sepsis with a targeted topline data readout by the end of Q1 2024, and (b) a randomized, controlled Phase II trial in 120-150 patients with moderate knee osteoarthritis, with a targeted topline data readout by the end of Q2 2025; as well as a targeted topline data readout by the end of Q3 2024 from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been scheduled for knee replacement surgeries.

In the two ongoing oncology clinical trials, 15 patients with advanced malignancies of different origins that were heavily pre-treated with multiple lines of therapy prior to the study, were treated with repeat doses of AllocetraTM given intravenously or intraperitoneally. Most patients received monotherapy treatment and lower doses of AllocetraTM. Results demonstrated tolerability and safety, allowing the program to proceed to assess the efficacy of AllocetraTM in solid tumor indications in combination with other therapies and at higher doses. Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology that may result in longer clinical development cycles as foundations for regulatory approvals, the Company will cease the internal clinical development of our various oncology indications and plans to seek external collaborations or out-licensing opportunities for its oncology assets.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company intends to reduce its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the two advanced-stage, randomized, controlled Phase II clinical trials in sepsis and osteoarthritis.

The initiation of the clinical program in osteoarthritis followed preclinical evidence of the potential applicability of Allocetra’sTM mechanism of action to resolve chronic low grade inflammation of joints with osteoarthritis, as well as a substantial recovery in a case of a 70-year old patient who suffered for many years from vanishing bone disease (Gorham-Stout syndrome), which is a rare disease characterized by destruction of osseous matrix and proliferation of vascular structures, resulting in complete destruction and absorption of the patient’s shoulder joint. Despite exhaustive therapeutic attempts, the patient’s disease remained refractory to treatment and continued to deteriorate, with continuous production of synovial fluid, necessitating permanent drainage of the shoulder and, as a consequence, requiring extended hospitalization for a duration of nine months prior to compassionate treatment with AllocetraTM to the shoulder joint. Following five intra-articular AllocetraTM injections, substantial improvement was documented in multiple clinical parameters, including pain and inflammatory cytokines, and the patient was successfully discharged from the hospital. At a two-year follow-up, the improvement in the afflicted shoulder was maintained and no subsequent hospital re-admissions were required.

“Patient well-being and advancing medical science have always been at the heart of our mission,” said Oren Hershkovitz, Ph.D., CEO of Enlivex. “While we have made significant progress in our oncology research and the clinical results to date have confirmed the favorable safety profile of AllocetraTM, coupled with the previously demonstrated preclinical evidence of efficacy, additional clinical development in more defined solid tumor populations evaluating higher doses and different combinations of AllocetraTM is necessary. Given the recent changes in the regulatory landscape for drug development in oncology, which may result in longer clinical development cycles, we believe that, by focusing on inflammatory and autoimmune indications, we can better address the urgent needs of a broader patient population and contribute to the development of transformative treatments. Our reprioritization includes an anticipated workforce reduction of approximately 50% of the Company’s employees, comprising a remarkable team that contributed significantly to our substantial progress in recent years. We appreciate their efforts and commitment, and we wish them continued success in their individual paths forward. Our reprioritization is expected to decrease the overall expenses and increase our cash runway through the end of 2025, which is in line with the estimated timeline for the expected data readouts, starting with end of the first quarter 2024 for the ongoing randomized controlled Phase II in sepsis and end of second quarter 2025 for the planned randomized controlled Phase II in osteoarthritis.”

Second Quarter 2023 Financial Results

Research and development expenses were $10.2 million for the six months ended June 30, 2023, as compared to $8.8 million for the same period in 2022. The increase of 16% was primarily due to an increase in expenses for clinical studies and pre-clinical studies, offset by a decrease in lease payments and overhead expenses related to our plant space.

General and administrative expenses were $3.2 million for the six months ended June 30, 2023, as compared to $3.5 million for the same period in 2022. The decrease of 8% was primarily due to a decrease in stock-based compensation expense with respect to equity granted to employees and directors, a decrease in insurance expenses, a decrease in professional fees and a decrease in payroll expenses, offset by an increase in rent and maintenance expenses.

Net loss for the six months ended June 30, 2023 was $14.0 million, as compared to a net loss of $18.1 million for the six months ended June 30, 2022. This decrease resulted primarily from a decrease in other expenses, net, which was partially offset by an increase in the costs of clinical and pre-clinical studies and material consumption.

As of June 30, 2023, Enlivex had cash and cash equivalents, short term bank deposits and long term interest-bearing bank deposits of approximately $36 million. The Company believes its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements through the end of 2025.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Inflammatory and autoimmune diseases reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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